FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Introduces a New, Easy to Use and Easy to Own BlackBerry Smartphone for India	3

Document 1

April 18, 2012

RIM Introduces a New, Easy to Use and Easy to Own
BlackBerry Smartphone for India

Sleek, stylish, affordable BlackBerry Curve 9220 puts Indians in control of their social life

India – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced its most affordable BlackBerry® 7 smartphone for customers in India. The new BlackBerry® Curve™ 9220 smartphone offers all the market-leading BlackBerry messaging and social-centric features that people love in India.  Designed to be easy to use and easy to own, this compact and sleek smartphone provides many conveniences and applications to help keep users connected to the people and information that matter most to them. It also offers the longest lasting battery life yet in a BlackBerry Curve model, allowing users to make the most of their day.

“India is a very important market for RIM and we are extremely proud and excited to officially unveil and launch the new BlackBerry Curve 9220 for the first time here in India,” said Carlo Chiarello, SVP, Smartphone Business at Research In Motion.

“The new BlackBerry Curve 9220 offers a unique mobile experience that young Indians will love thanks to its affordable pricing and unmatched messaging and social connectivity features,” said Sunil Dutt, Managing Director for India at RIM.

The BlackBerry Curve 9220 has everything a user needs to stay socially connected throughout the day. It even features a dedicated BBM™ key, bringing the power of RIM’s popular mobile social network up in an instant. The Facebook® for BlackBerry and Twitter® for BlackBerry apps are included as well as Social Feeds, which allows users to post updates to multiple social applications simultaneously and capture updates from news sources (RSS), social apps and instant messaging apps all in one consolidated view.

BlackBerry® 7.1 OS supports the full complement of BlackBerry services and the smartphone's built in Wi-Fi® can provide smooth and fast Internet browsing without incurring mobile data usage costs. It also includes a built-in FM radio, allowing users to tune into their favorite local stations, and listening to the FM radio does not require a data plan or use data services.

The user experience with this compact and sleek smartphone is further enhanced with a long lasting battery, giving users up to 7 hours of talk time or up to 28 hours of music playback or FM radio listening on headphones.

Free applications for download

As part of the launch in India, BlackBerry Curve 9220 customers can download a selection of apps from BlackBerry App World worth 2500 Rupees, for free*.  The offer is valid until June 30, 2012 and includes a wide range of apps that will roll out in a phased manner, including utilities, games and other apps.  Pencil Camera, Photo Studio Pro, Horoscope Oracle - Follow Your Lucky Stars, Drive Safely Pro and Ultimate Cricket are just a few of the popular apps that will be available through this  promotional offer.

The BlackBerry Curve 9220 will be available from April 19th for purchase from authorized retailers and distributors across India. It is expected to be available in other markets starting in the coming weeks. For more information please visit: http://in.blackberry.com/Curve

* Separate data charges may apply for users on limited data plans.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Varghese M. Thomas
Corporate Communications, RIM
vthomas@rim.com
+91 9886605670

Satchit Gayakwad
Public Relations, RIM
sgayakwad@rim.com
+91 9619709925

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 18, 2012	By:	\s\Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer